Jon C. Avina T: +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Confluent, Inc. in connection with its Amended Draft Registration Statement on Form S-1 submitted on May 6, 2021

VIA EDGAR

May 6, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief

Alexandra Barone, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re:	Confluent, Inc.

Draft Registration Statement on Form S-1

Submitted March 23, 2021

CIK: 0001699838

Ladies and Gentlemen:

On behalf of Confluent, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 20, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 23, 2021.

The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Risk Factors

Risks Related to Our Business and Operations, page 34

1. You disclose that you sell to U.S. federal, state, and local, as well as foreign and governmental agency customers. To the extent material, disclose the portion of your revenue generated by sales to government entities.

The Company supplementally advises the Staff that revenue from contracts with U.S. federal, state, and local, as well as foreign and governmental agency customers in aggregate represented less than 10% of the Company’s total revenue in each of 2019 and 2020. Accordingly, the Company respectfully submits that it does not consider disclosure of the percentage of revenue attributable to such governmental customers to be material to an investor’s understanding of its business.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

Risks Related to Ownership of Our Class A Common Stock, page 58

2. Please add disclosure that addresses the risk that the dual class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

3. You disclose that the dollar-based net retention rate decreased from 177% in 2018 to 134% in 2019 to 125% in 2020. Please discuss the factors that led to the decrease in dollar-based net retention rate over the three year period. Also discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Draft Registration Statement.

Key Factors Affecting Our Performance

Contribution Margin Analysis, page 82

4. We note your contribution margin analysis presentation. Please label “Contribution Margin” as a non-GAAP measure and present the disclosures and reconciliation required by Item 10(e)(1)(i) of Regulation S-K. Please revise to clarify that this measure is prepared on a basis different from GAAP and address in principle how your calculations differ from GAAP. Explain how you use this measure to manage your business.

The Company supplementally advises the Staff that it intends to revise the disclosure on pages 84 and 85 of the Amended Draft Registration Statement as described below.

The second paragraph under the section titled “Contribution Margin Analysis” on page 84 of the Amended Draft Registration Statement will be revised to add two new final sentences as set forth in underlined text below:

“We believe the 2018 Cohort is a fair representation of our overall customer base because it includes customers across industries and geographies and includes customers that have expanded their subscriptions as well as those who have reduced or not renewed their subscriptions. We define contribution margin as the subscription revenue from the customer cohort less the associated cost of subscription revenue and allocated sales and marketing expenses, which we collectively refer to as associated costs. We define contribution margin percentage as contribution margin divided by the subscription revenue associated with a cohort in a given period. Contribution margin is a non-GAAP financial measure presented for supplemental informational purposes only. See the section titled ‘—Contribution Margin Reconciliation’ for a reconciliation of contribution margin to gross profit-subscription.”

The last paragraph under the section titled “Contribution Margin Analysis” on page 85 of the Amended Draft Registration Statement will be replaced in its entirety by the following:

“Contribution Margin Reconciliation

We are presenting contribution margin for the 2018 Cohort as a non-GAAP financial measure. Our management uses contribution margin on a cohort basis to understand and evaluate the results of investing to acquire and expand customers. However, as a non-GAAP financial measure, contribution margin by cohort has limitations in its usefulness to investors because it has no standardized meaning prescribed by GAAP and is not prepared under any

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

comprehensive set of accounting rules or principles. Further, the relationship of subscription revenue to associated costs is not necessarily indicative of future performance, and we cannot predict whether future contribution margin analyses will be similar to the above analysis. Contribution margin is not a financial measure of profitability and is not intended to be used as a proxy for the profitability of our business. Other companies may calculate contribution margin differently, and therefore, the analyses of other companies may not be directly comparable to ours. In addition, as discussed above, contribution margin is calculated using allocations for cost of revenue and sales and marketing expenses, and other companies may allocate these costs and expenses in a different manner than we do. These calculations also exclude expenses associated with our 2014 Plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy. We have not yet achieved profitability, and even if our revenue exceeds our associated costs over time, we may not be able to achieve or maintain profitability. As a result, contribution margin by cohort is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP. The following table presents a reconciliation of our non-GAAP contribution margin for the 2018 Cohort to our gross profit - subscription and should be read together with the description of our calculation of contribution margin for the 2018 Cohort above.

	Year Ended December 31,
	2018	2019	2020
	(in thousands, except percentages)
GAAP Gross profit - subscription(1)	$47,093	$101,811	$159,350
Less: Revenue - subscription not associated with the 2018 Cohort(2)	(35,393)	(89,515)	(161,942)
Add: Cost of revenue - subscription not allocated to the 2018 Cohort(3)	5,964	21,911	41,843
Less: GAAP Sales and marketing expense	(54,531)	(115,792)	(166,361)
Add: Sales and marketing expense not allocated to the 2018 Cohort(4)	14,362	102,322	156,470

2018 Cohort contribution	$(22,505)	$20,737	$29,360

Subscription revenue associated with the 2018 Cohort	$21,012	$40,691	$46,691
2018 Cohort contribution margin	(107)%	51%	63%

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

(1)

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
GAAP Revenue - subscription	$56,405	$130,206	$208,633
Less: GAAP Cost of revenue - subscription	(9,312)	(28,395)	(49,283)

GAAP Gross profit - subscription	$47,093	$101,811	$159,350

(2)

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
GAAP Revenue - subscription	$56,405	$130,206	$208,633
Less: Revenue - subscription associated with the 2018 Cohort	(21,012)	(40,691)	(46,691)

Revenue—subscription not associated with the 2018 Cohort	$35,393	$89,515	$161,942

(3)

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
GAAP Cost of revenue - subscription	$9,312	$28,395	$49,283
Less: Stock-based compensation expense - cost of revenue - subscription	(327)	(1,161)	(2,572)
Less: Employer taxes on employee stock transactions - cost of revenue - subscription	—	—	(9)
Less: Cost of revenue - subscription allocated to the 2018 Cohort	(3,021)	(5,323)	(4,859)

Cost of revenue - subscription not allocated to the 2018 Cohort	$5,964	$21,911	$41,843

(4)

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
GAAP Sales and marketing expense	$54,531	$115,792	$166,361
Less: Stock-based compensation expense - sales and marketing	(3,483)	(6,545)	(14,734)
Less: Employer taxes on employee stock transactions - sales and marketing	—	(64)	(271)
Less: Sales and marketing expense allocated to the 2018 Cohort	(36,686)	(6,861)	5,114

Sales and marketing expense not allocated to the 2018 Cohort	$14,362	$102,322	$156,470

”

Results of Operations

Research and Development, page 89

5. Please explain why you have included a portion of the stock-based compensation costs related to the tender offer and secondary sale of your common and convertible founder stock as research and development expenses.

The Company supplementally advises the Staff that the Company’s classification of the stock-based compensation expense related to the tender offer and secondary sales of the Company’s common and convertible founder stock was determined based on the cost center of the individual participants in the transactions. The Company classified this stock-based compensation expense as research and development expense for those participants, including one of the Company’s founders, whose compensation and other related stock-based compensation expense are also classified as research and development expenses.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

Liquidity and Capital Resources, page 94

6. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to understand your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your days sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of the Amended Draft Registration Statement.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 100

7. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company has provided below a breakdown of the stock awards granted from January 1, 2020 through March 31, 2021 (the “Review Period”) as well as the exercise price and fair value per share of the underlying common stock at the applicable grant date for financial reporting purposes, as determined by the Company’s board of directors (the “Board”):

Grant Date	Award Type	Number of Shares Granted	Exercise Price Per Share	Estimated Fair Value Per Share for Financial Reporting Purposes
February 7, 2020	Options	1,054,070	$5.05	$5.05
April 20, 2020	Options	4,229,469	$4.71	$4.71
May 15, 2020	Options	2,223,044	$4.71	$4.71
August 6, 2020	Options	7,763,234	$6.65	$6.65
August 6, 2020	RSAs	2,420	—	$6.65
August 31, 2020	Options	632,000	$6.65	$6.65
September 26, 2020	Options	1,367,300	$6.65	$6.65
October 29, 2020	Options	2,397,200	$7.34	$9.09
December 7, 2020	Options	2,178,137	$7.34	$11.45
December 28, 2020	Options	982,597	$7.34	$12.72
February 12, 2021	Options	2,444,815	$12.90	$15.16
March 8, 2021	Options	2,075,589	$15.68	$17.74
March 19, 2021	Options	9,096,838	$15.68	$19.36
March 19, 2021	RSUs	14,000	—	$19.36

Subsequent to March 31, 2021, the Company granted an additional 2,646,569 stock options and 286,493 RSUs. The Company has not yet determined the fair value that will be used for financial reporting purposes for these awards.

The estimated fair value per share of the Company’s common stock has historically been determined at each grant date by the Board, taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, as described on pages 105 and 106 of the Amended Draft Registration Statement.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

For financial reporting purposes and as further described below, for the grant dates during the Review Period, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computing stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date, the Company made a determination of enterprise value using a combination of the income and market approach, each as described in further detail on page 106 of the Amended Draft Registration Statement.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as market volatility. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team. In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Company at such time.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date as well as discussions of the Company’s use of the Valuation Reports in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.

February 7, 2020 Grants

The results of the valuation as of December 31, 2019 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
OPM Analysis	$6.51	22.5%	$5.05	—	—
			$5.05	100%	$5.05
Fair Value per Valuation Report					$5.05
Fair Value of Underlying Common Stock for Financial Reporting					$5.05

The December 31, 2019 valuation was performed using a combination of income and market approaches to determine fair value and an OPM to allocate fair value. In the OPM analysis, the income approach and the consideration of public company market multiples were each assigned a weighting of 50%. At the time of the December 31, 2019 valuation, the Company had not initiated any negotiations for the arm’s-length sale of its Series E redeemable convertible preferred stock to third-party investors (the “Series E Financing”). In addition, the Company determined that there had been no other significant changes to the Company’s business or other relevant factors impacting the fair value of the common stock, including any sales of the Company’s stock. The December 31, 2019 valuation was used to determine the fair value of common stock as of the February 7, 2020 grant date for financial reporting purposes.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

April 20, 2020 and May 15, 2020 Grants

The results of the valuation as of March 20, 2020 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
OPM Analysis	$6.28	25.0%	$4.71	—	—
			$4.71	100%	$4.71
Fair Value per Valuation Report					$4.71
Fair Value of Underlying Common Stock for Financial Reporting					$4.71

The March 20, 2020 valuation used the backsolve method to determine enterprise value based on the sale price of the Company’s Series E redeemable convertible preferred stock. At the time of the March 20, 2020 valuation, the Company had concurrently consummated the first closing of its Series E Financing. The Company sold shares of its Series E redeemable convertible preferred stock at a per share price of $14.9687, for aggregate gross proceeds of approximately $225 million. The Series E Financing agreement included an additional tranche of shares of Series E redeemable convertible preferred stock, issuable within 90 days of the initial closing, subject to certain conditions, for an additional $25.0 million in gross proceeds following the valuation date. The Series E Financing terms were negotiated on an arm’s-length basis with existing and new investors. In addition, the Company determined that there had been no other significant changes to the Company’s business or other relevant factors impacting the fair value of the common stock, including any sales of the Company’s stock.

The March 20, 2020 valuation’s starting point was the Company’s total equity value, which the Company then used to backsolve to a preferred share price equal to the price per share of the Company’s Series E redeemable convertible preferred stock. The Company’s Series E redeemable convertible preferred stock has economic rights and preferences over the Company’s common stock, resulting in a higher fair value than the Company’s common stock. The principal factor contributing to the decrease in the fair value of the Company’s common stock in the March 20, 2020 valuation as compared to the December 31, 2019 valuation was the change in the valuation methodology due to the contemporaneous Series E Financing. The March 20, 2020 valuation was used to determine the fair value of the Company’s common stock as of the April 20, 2020 and May 15, 2020 grant dates for financial reporting purposes.

August 6, 2020, August 31, 2020, and September 26, 2020 Grants

The results of the valuation as of July 21, 2020 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
OPM Analysis	$6.97	25.0%	$5.23	—	—
			$5.23	85%	$4.45
Tender Offer & Secondary Sales at $14.69	—	—	$14.69	15%	$2.20
Fair Value per Valuation Report					$6.65
Fair Value of Underlying Common Stock for Financial Reporting					$6.65

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

The July 21, 2020 valuation was performed using a combination of income and market approaches, consideration of recent and expected secondary market transactions, and an OPM to allocate fair value. In the OPM analysis, the income approach and the consideration of public company market multiples in the market approach were each assigned a weighting of 50%.

The initial closing of the Series E Financing took place in March 2020, and an additional closing took place in April 2020. In both closings, the Company sold shares of Series E redeemable convertible preferred stock at a per share price of $14.9687, for aggregate gross proceeds of approximately $250 million. Following the additional closing of the Series E Financing, certain third parties and stockholders of the Company closed a secondary tender offer (“Tender Offer”) of the Company’s common stock and convertible founder stock concurrently with the July 21, 2020 valuation date. In addition, two secondary, arm’s-length transactions previously closed in June 2020, and three more secondary, arm’s-length transactions were anticipated to close subsequent to the valuation date as of July 21, 2020. Considering the number of participants involved in each of the Tender Offer and secondary transactions, and that the shares sold represented approximately 5% of the Company’s total shares of common stock outstanding on a fully-diluted basis, a 15% weighting was assigned to the weighted-average sales price (across the Tender Offer and all secondary transactions) of $14.69 per share of common stock. The consideration of sale prices from the Tender Offer and secondary transactions was the primary reason the July 21, 2020 valuation increased 41% from the previous valuation. Also, during this period, the COVID-19 pandemic was causing general business disruption globally, and the Company’s peer companies’ trading multiples fell from pre-COVID-19 levels. As a result, the valuation of the Company’s common stock reflected the effects of the COVID-19 pandemic during this period, which offset the increases resulting from consideration of the Tender Offer and secondary transactions.

Other than the transactions described above, which were considered in the July 21, 2020 valuation, the Company determined that there had been no other significant changes to the business or other relevant factors impacting the fair value of the Company’s common stock. The July 21, 2020 valuation was used to determine the fair value of common stock as of the August 6, 2020, August 31, 2020, and September 26, 2020 grant dates for financial reporting purposes.

October 29, 2020, December 7, 2020, and December 28, 2020 Grants

The results of the valuation as of September 30, 2020 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Marketable Value Per Share	DLOM	Discounted Value	Weighting	Weighted Common Stock Value
OPM Analysis	$7.85	23.0%	$6.04	—	—
			$6.04	85%	$5.14
Tender Offer & Secondary Sales at $14.69	—	—	$14.69	15%	$2.20
Fair Value per Valuation Report					$7.34

One additional closing of the Series E Financing took place in September 2020. In all closings, the Company sold shares of Series E redeemable convertible preferred stock at a per share price of $14.9687, for aggregate gross proceeds of approximately $260 million.

The September 30, 2020 valuation was performed using a combination of income and market approaches and an OPM to allocate fair value. In the OPM analysis, the income approach and the consideration of public company market multiples in the market approach were each assigned a weighting of 50%. Additionally, a 15% weighting was assigned to the weighted-average sales price in the Tender Offer and all secondary transactions of $14.69, as described above.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

Other than the transactions described above, which have been considered in the valuation, the Company determined that there had been no other significant changes to the business or other relevant factors to impact the fair value of the common stock as of September 30, 2020.

The results of the valuation as of December 31, 2020 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability- Weighted Discounted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO in September 2021	30%	$21.41	13.0%	$5.59	—	—
Remain private for 1.75 years (OPM Analysis)	70%	$12.67	21.0%	$7.00	—	—
				$12.59	85%	$10.70
Tender Offer & Secondary Sales at $14.69	—	—	—	$14.69	15%	$2.20
Fair Value per Valuation Report						$12.90

In October 2020, the Company’s executive management began to prepare for an IPO, including engagement of outside counsel. Based on such events during the quarter ended December 31, 2020, the Company determined it was appropriate to apply a hybrid PWERM methodology in determining the fair value of its common stock for the valuation as of December 31, 2020. In addition to the application of a hybrid PWERM methodology, an increase in peer revenue multiples due to current market sentiment and recent market prices of publicly traded stock of comparable companies, an increase in revenue forecast due to the Company’s recent financial performance, and a decrease in DLOM as the Company approached the IPO resulted in a 76% increase from the previous valuation.

In performing the valuation dated December 31, 2020, for purposes of the PWERM analysis, the Company estimated an exit value in the scenario involving an IPO in September 2021 using a combination of trailing and forward revenue market approaches. The December 31, 2020 valuation “remain private” scenario was performed using a combination of income and market approaches, and an OPM to allocate fair value. In the OPM analysis, the income approach and the consideration of public company market multiples were each assigned a weighting of 50%. Additionally, a 15% weighting was assigned to the weighted-average sales price across the Tender Offer and all secondary transactions of $14.69, as described above. No additional secondary transactions occurred subsequent to the two secondary transactions that closed in June 2020 and the three secondary transactions that closed in September 2020, as described above.

To determine the fair value of common stock as of the October 29, 2020, December 7, 2020, and December 28, 2020 grant dates, for financial reporting purposes, the Company considered the September 30, 2020 prior valuation and the subsequent December 31, 2020 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the September 30, 2020 and December 31, 2020 valuation dates for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
October 29, 2020	$9.09
December 7, 2020	$11.45
December 28, 2020	$12.72

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

February 12, 2021 Grants

The results of the valuation as of February 22, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Weighting	Probability- Weighted Discounted Value	Weighted Common Share Value
PWERM Analysis
IPO in June 2021	45%	$22.10	9.0%	100%	$9.05	$9.05
Remain private for 1.35 years
OPM Analysis		$14.31	19.0%	85%	$9.85
Tender Offer & Secondary Sales at $14.69		$14.69		15%	$2.20
Remain private total	55%				$12.05	$6.63
Fair Value per Valuation Report						$15.68

In February 2021, the Company selected the lead underwriters for its IPO, accelerated the timeline for its IPO, and held an organizational meeting with its lead underwriters and underwriters’ counsel. The Company considered these and related events to be a significant milestone that supported a higher probability of the IPO scenario in the PWERM analysis and also an acceleration in anticipated timing of the IPO. No change was made to the IPO estimated exit value using the market approach or key underlying assumptions as compared to the December 31, 2020 valuation.

The February 22, 2021 valuation “remain private” scenario OPM analysis was performed using a combination of income and market approaches, and a 55% weighting was assigned to the indicated value from the OPM. In the OPM analysis, the income approach and the consideration of public company market multiples were each assigned a weighting of 50%. Additionally, the “remain private” scenario included a 15% weighting assigned to the weighted-average sales price of the Tender Offer and secondary transactions of $14.69. No additional secondary transactions occurred subsequent to the two secondary transactions that closed in June 2020 and the three secondary transactions that closed in September 2020, as described above.

To determine the fair value of common stock as of the February 12, 2021 grant date, for financial reporting purposes, the Company considered the December 31, 2020 prior valuation and the subsequent February 22, 2021 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the December 31, 2020 and February 22, 2021 valuation dates for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
February 12, 2021	$15.16

March 8, 2021 and March 19, 2021 Grants

The results of the valuation as of March 23, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

	Scenario Probability	Marketable Value Per Share	DLOM	Weighting	Probability- Weighted Discounted Value	Weighted Common Share Value
PWERM Analysis
IPO in June 2021	65%	$25.22	7.5%	100%	$15.16	$15.16
Remain private for 1.27 years
OPM Analysis		$16.26	17.0%	85%	$11.47
Tender Offer & Secondary Sales at $14.69		$14.69		15%	$2.20
Remain private total	35%				$13.67	$4.79
Fair Value per Valuation Report						$19.95

The Company confidentially submitted its draft registration statement on Form S-1 with the SEC on March 23, 2021. The Company considered the confidential submission to be a significant milestone that indicated a higher probability of the IPO scenario in the PWERM analysis. For the March 23, 2021 valuation, the IPO estimated exit value was increased by approximately 15% using the market approach due to higher revenue multiples from comparable companies.

The March 23, 2021 valuation “remain private” scenario was performed using a combination of income and market approaches, and an 85% weighting was assigned to the indicated value from the OPM. In the OPM analysis, the income approach and the consideration of public company market multiples were each assigned a weighting of 50%. Additionally, the “remain private” scenario included a 15% weighting assigned to the weighted-average sales price of the Tender Offer and secondary transactions of $14.69.

To determine the fair value of common stock as of the March 8, 2021 and March 19, 2021 grant dates, for financial reporting purposes, the Company considered the February 22, 2021 prior valuation and the subsequent March 23, 2021 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the February 22, 2021 and March 23, 2021 valuation dates for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
March 8, 2021	$17.74
March 19, 2021	$19.36

The Company supplementally advises the Staff that each of the Valuation Reports between December 31, 2019 and September 30, 2020 included the same comparable companies. The Company also advises the Staff that the comparable companies were revised in the Valuation Report on December 31, 2020, concurrently with the Company’s application of the PWERM methodology and commencement of preparation for the IPO. No changes were made to the comparable companies in any Valuation Reports subsequent to December 31, 2020.

The weighted average enterprise value revenue multiple used in the Company’s common stock valuations took into account revenue multiples for selected comparable companies. The revenue multiple decreased 10% for the period from December 31, 2019 through July 21, 2020, increased 2% for the period from July 21, 2020 through September 30, 2020, increased 84% for the period from September 30, 2020 through December 31, 2020, increased 13% for the period from December 31, 2020 through February 22, 2021, and increased 22% for the period from February 22, 2021 through March 23, 2021. The increase from September 30, 2020 through December 31, 2020 was due in part to certain updates to the Company’s comparable companies group to better align with the Company’s recent financial

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

performance and business growth as well as the Company’s proximity to the IPO. Given the proximity to the Company’s planned IPO, the use of the revenue multiple as a metric by which the Company will be valued, and the role of the revenue multiple as a key primary driver of market capitalization increases for these comparable companies, the Company believes that these companies provided highly relevant comparisons to the Company and contributed to the increase in the Company’s common stock fair value.

Beginning with the December 31, 2020 valuation and through the most recent valuation presented above, the DLOM was continuously reduced commensurate with the increased probability of the IPO and continued progress toward the IPO, contributing to the increases in the fair value of the Company’s common stock over such period. In addition, beginning with the December 31, 2020 valuation and through the most recent valuation presented above, the Company began applying a hybrid PWERM methodology as preparation for an IPO began in October 2020, as described above. The incorporation of the IPO scenario in the December 31, 2020 valuation’s PWERM analysis significantly contributed to the increase in the value of the Company’s common stock from the September 30, 2020 valuation to the December 31, 2020 valuation and continued to contribute to increases in later valuations as the IPO scenario weighting increased commensurate with progress on the IPO and the increased probability of the IPO. Starting with the February 22, 2021 valuation, the timeline for the IPO was also accelerated from September 2021 to June 2021. The increasing probability of an IPO leads to higher probability of a near term liquidity event for the common stockholders. Also, an IPO would also lead to the preferred stock converting into common stock which would result in the preferred stock forfeiting its liquidation preferences, thereby shifting more of the enterprise value to the common stockholders.

Business, page 117

8. You disclose that your customers included 124 of the Fortune 500. Please provide context regarding the significance of these customers by disclosing, for example, whether they were among the 513 customers in 2020 that generated $100,000 or greater in ARR or among the 56 customers in 2020 that generated $1.0 million or greater in ARR.

The Company respectfully advises the Staff that the number of Fortune 500 customers is intended to support the Company’s assertion that one of its competitive strengths is that it serves leading enterprises. The Company notes that the substantial majority of these customers were among the 513 customers in 2020 that generated $100,000 or greater in ARR. However, the number of Fortune 500 customers primarily supports, and provides context for, the Company’s belief that these large enterprises may expand their use of the Company’s platform into larger and more complex use cases as the Company’s products become embedded in those customers’ modern digital stack, as disclosed on pages 8 and 118 of the Amended Draft Registration Statement. In contrast, the number of customers that generated at least $100,000 or $1.0 million of ARR is intended to facilitate an understanding of the Company’s financial performance, particularly as it relates to customer acquisitions, but does not necessarily imply that larger enterprise customers have consistently contributed or will continue to contribute more to ARR. As a result, the Company respectfully submits that it does not consider the relationship between these metrics to be informative or material to an investor’s understanding of the Company’s business.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-10

9. Please explain the payment terms typically stipulated in your contractual arrangements with customers and discuss the typical payment history. Discuss the underlying reasons for any significant instances of slow payment and receivables that remain outstanding for lengthy periods. Please provide us with an aging of your accounts receivable as of December 31, 2020, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 60 days, over 90 days, over six months and over one year. For each category, show the amount that has been subsequently collected.

The Company supplementally advises the Staff that the payment terms with customers range from due upon receipt to net 60 days based on the offering being sold. The Company generally invoices customers annually in advance for its term-based licenses and either annually in advance or monthly in arrears for its cloud offering. Services are generally billed either in full at inception of the contract, monthly in arrears based on time and materials, or using a combination of these two methods. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended Draft Registration Statement.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

In addition, the Company supplementally advises the Staff that, as of December 31, 2020, the aging of gross billed accounts receivable and related collections were as follows:

	Current	1-30 days past due	31-60 days past due	61-90 days past due	Over 90 days past due	Total
Amount	[***]	[***]	[***]	[***]	[***]	[***]
Percent of total	[***]	[***]	[***]	[***]	[***]	[***]
Amount collected by April 29, 2021	[***]	[***]	[***]	[***]	[***]	[***]
Percent collected by April 29, 2021	[***]	[***]	[***]	[***]	[***]	[***]

The Company also supplementally advises the Staff that instances of slow payment and receivables that remain outstanding for lengthy periods may occur from time to time due to the need to comply with customer specific billing requirements, such as being onboarded onto customers’ billing portals or individualized purchase orders. However, receivables aged over 90 days represented less than 10% of total trade receivables outstanding as of December 31, 2020, as presented in the table above. Except for an immaterial number of cases, the Company historically has been successful in collecting such amounts owed in full and believes its allowance for doubtful accounts as of each reporting period is appropriate.

Deferred Contract Acquisition Costs, page F-10

10. Please help us understand whether you pay commissions to your reseller and online marketplaces, and if so explain whether these commissions are capitalized as deferred contract acquisition costs.

The Company supplementally advises the Staff that the Company generates sales of its subscriptions and services directly through its sales teams and self-service channel. The Company also sells to resellers and sells to end customers through marketplaces. The Company does not pay any fees for revenue arrangements through its reseller channel. However, for revenue arrangements through marketplace vendors, the Company pays fees calculated as a percentage of the sales contract to the end customer, which are recorded in cost of revenue. These fees do not qualify for capitalization pursuant to the guidance in ASC 340-40. Therefore, the Company does not capitalize any deferred contract acquisition costs for resellers and marketplaces.

11. Please clarify the nature of the related costs other than sales commissions that are earned by the Company’s sales force. Explain how you determined that these other costs are considered incremental and recoverable costs of obtaining a contract with a customer. We refer you to ASC 340-40-25-1 through 25-3.

The Company supplementally advises the Staff that the nature of the related costs other than sales commissions that are earned by the Company’s sales force are payroll taxes that are incurred as a direct result of incurring such sales commissions. These associated payroll taxes are considered incremental and recoverable costs of obtaining a contract with a customer because these payroll taxes would not have been incurred if the contract had not been obtained and are expected to be recovered through future revenues. In response to the Staff’s comment, the Company has revised the disclosures on pages 104 and F-12 of the Amended Draft Registration Statement.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

Revenue Recognition, page F-13

12. Please clarify your disclosures that indicate subscription contracts are generally noncancelable and non-refundable. Describe any circumstances in which subscription contracts are cancelable and refundable.

The Company supplementally advises the Staff that subscription contracts generally provide customers the right to terminate the contract only (i) in the event of the Company’s uncured material breach; (ii) in the event that the subscriptions to Confluent Platform or Confluent Cloud do not conform to their published documentation and the Company is unable to correct the nonconformance; or (iii) in the event that the Company becomes insolvent or suspends its business. In certain cases, such contracts also provide a right to a refund in the event of such termination. Obligations for refunds have historically been rare and unusual. In response to the Staff’s comment, the Company has revised the disclosures on pages 102 and F-14 of the Amended Draft Registration Statement.

The Company supplementally advises the Staff that there are three subscription contracts which provide customers the right to both terminate the contract for convenience and obtain a refund prorated from the effective date of termination for future periods; customers are not entitled to a refund for amounts covering prior periods. These three contracts were immaterial individually and in the aggregate to the Company’s financial statements as of and for the year ended December 31, 2020.

13. We note that you generate a portion of your subscriptions and services sales indirectly through resellers and online marketplaces. Please revise to disclose the significant judgements made in evaluating when the customer obtains control in these particular arrangements. We refer you to ASC 606-10-25-27 and 25-30 and ASC 606-10-50-17.

The Company supplementally advises the Staff that the Company has considered, pursuant to ASC 606-10-25-27 and 25-30, the timing of when the customer obtains control of the goods or services. The Company further advises the Staff that the timing for when the customer obtains control is similar for all sales channels given the nature of the Company’s subscriptions and services, and that sales generated from the Company’s direct sales channel constitute a majority of the Company’s revenue.

Resellers sell subscriptions to Confluent Platform to the end user. In these arrangements, the Company identifies the reseller to be the customer as the revenue arrangement is with the reseller. The Company is obligated to transfer control of the goods or services on behalf of the reseller. Generally, this will result in transfer directly to the end user and in limited instances directly to the reseller.

The Company uses the marketplace vendors to sell Confluent Cloud. In these arrangements, the Company identifies the end user to be the customer. The Company is obligated to transfer control of the goods or services directly to the end user.

The Company supplementally advises the Staff that the nature of its goods and services does not require significant judgment or estimates to determine when control transfers to the customer. The Company believes it has met the disclosure objective in ASC 606-10-50-17, and that the current disclosures describe the judgments that significantly affect the determination of the timing of revenue from contracts with customers.

14. You state that you recognize a portion of your revenue from sales of the Confluent Platform at a point in time, upon delivery and transfer of control of the underlying license to the customer, with post-contract customer support, maintenance, and upgrades, referred to together as PCS, which comprises the substantial majority of the revenue, recognized ratably over the subscription term. Explain how you determined that the license has significant standalone functionality and is therefore deemed a distinct performance obligation. Describe why the PCS comprises the substantial majority of the revenue. We refer you to ASC 606-10-25-19 through 21 and ASC-10-55-62.

The Company supplementally advises the Staff that Confluent Platform subscriptions include a software license and PCS, consisting of post-contract customer support, maintenance, and upgrades. In these arrangements, customers are granted a license that is term-based in accordance with the license agreement. Post-contract support, maintenance, and upgrades are provided over the term of the subscription, on a when-and-if available basis, which is generally one year or multiple years (up to three years). The Company does not sell term-based licenses separately from PCS.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

The Company advises the Staff that there is value in Confluent Platform licenses in that they contain both features available for free in open source Apache Kafka or the Confluent Community License (collectively, “Community Features”) and other features only available through purchase of a Confluent Platform subscription (“Proprietary Features”). The right to use these features represents a license to functional IP because the IP has significant standalone functionality, as described in ASC 606-10-55-59 and BC56 of ASU 2016-10. The Confluent Platform licenses are capable of being distinct as the customer can benefit from the license on its own and the license and maintenance are separately identifiable in a contract.

As a result, the Company deems them to be distinct from the related PCS and any other services included in sales contracts, in accordance with ASC 606-10-25-19 through 21 and ASC 606-10-55-62.

The vast majority of the Company’s customers were previously users of freely available Apache Kafka and the additional features made available under the Confluent Community License prior to purchasing Confluent Platform. These customers purchase Confluent Platform subscriptions to obtain support for not only the Proprietary Features but also for the free features they are already using. As the Confluent Platform subscription includes (i) support covering the free Community Features in addition to Proprietary Features and (ii) technical advice in addition to traditional bug-fix assistance only, the scope of the Company’s support is significantly greater than that in traditional non-open source software arrangements. Additionally, the value allocated to the license is based on the value of the Proprietary Features and excludes the value of Community Features that customers may obtain for free. These facts lead to a higher allocation to PCS than that in non-open source software arrangements.

15. You state that the majority of your revenue from Confluent Cloud in 2020 was based on usage-based minimum commitments and is recognized in the period that the usage occurs based on the amount that you expect to be entitled to under the terms of the subscription. Please help us better understand the minimum commitments, and your pricing model and fee structure associated with your usage-based minimum commitments offerings. For instance, explain whether your fee structure includes both fixed and variable pricing depending upon the amount of usage.

The Company supplementally advises the Staff that the Company’s usage-based minimum commitment Confluent Cloud contracts consist of a fixed minimum monetary commitment for a defined term, with usage charged at specified fixed rates. In response to the Staff’s comment, the Company has revised the disclosures on pages 80, 102, and F-14 of the Amended Draft Registration Statement. In the event that a customer’s cumulative usage does not meet the minimum commitment by the end of the contract period, the Company is entitled to the full commitment amount. In arrangements in which the customer reaches their minimum commitment prior to the end of the contract term, usage above the minimum is charged at the same fixed rates.

The total fee structure (i.e., per-usage rates and minimum commitments) for Confluent Cloud is fixed at contract inception and is negotiated based on the expected usage of compute, storage, and data transfer resources. During the contract term, our customers consume Confluent Cloud services as needed. Although the customers’ usage pattern may be variable, the Company is entitled to the greater of the minimum commitment or the fees based on the contractual per-usage pricing. Customer usage is calculated at the end of every month and applied against any remaining minimum commitment.

16. You state on page 26 that as certain of your customers or potential customers experience downturns or uncertainty in their own business operations and revenue resulting from the spread of COVID-19, they have and may continue to decrease or delay their technology spending, request pricing concessions or payment extensions, or seek renegotiations of their contracts, any of which have resulted in and may continue to result in delayed or decreased revenue for you. Please explain how you account for these pricing concessions, payment extensions and contract renegotiations.

The Company supplementally advises the Staff that the Company has agreed to pricing concessions or payment extensions requested by customers and contract renegotiations as a result of COVID-19 in limited instances, and these concessions, extensions, and renegotiations have had an impact of less than 2% of the Company’s total revenue in 2020. In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amended Draft Registration Statement to indicate that the historical instances of such concessions, extensions, or renegotiations have not been material to date.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

In evaluating how to account for these limited instances, pursuant to ASC 606-10-25-5, the Company determined that “there is an indication of a significant change in facts and circumstances” and that it should first reassess the contract existence criteria in paragraph ASC 606-10-25-1. In particular, the Company reassessed ASC 606-10-25-1(e) and whether it was probable that it would collect substantially all of the consideration to which it would be entitled in exchange for the goods or services to be transferred to the customer. In very limited cases, the Company determined that the collectability criterion was not met and subsequently accounted for these contracts in accordance with ASC 606-10-25-7 until the full contract price was collected, the impact of which was not material to the Company’s consolidated financial statements. In all other cases, the Company determined that the collectability criterion continued to be met and that the price stated in the contract would be collectible without offering the customer a potential price concession.

For these contracts, the Company also evaluated if the pricing concession, payment extension, or contract renegotiation qualified as a contract modification under ASC 606-10-25-10 and 25-11, and if so, whether the modification should be accounted for as a separate contract or as part of the existing contract in accordance with ASC 606-10-25-12 and 25-13. Contracts that qualified as a contract modification did not have a material impact to the Company’s consolidated financial statements.

Note 10. Revenue, page F-26

17. Please tell us your consideration of disaggregating your revenue by the timing of the goods or services (for example, revenue from goods or services transferred to a customer at a point in time and revenue transferred to a customer over time) and sales channel (for example, sales of your subscriptions and services directly through your sales teams and self-service channel and indirectly through resellers and online marketplaces). We refer you to ASC 606-10-55-91.

The Company supplementally advises the Staff that the Company has considered ASC 606-10-55-90 and 55-91 when selecting the types of categories to use to disaggregate revenue and how information about the Company’s revenue has been presented for other purposes. The Company supplementally advises the Staff that the Company’s chief operating decision maker does not review revenue on the basis of timing of transfer of goods or services to a customer or on the basis of sales channels to evaluate the Company’s financial performance or make resource allocation decisions. In addition, the Company generally invoices customers annually in advance for its subscriptions to Confluent Platform and there is one stream of cash flows related to licenses sold in conjunction with post-contract customer support, maintenance, and upgrades and hence there are no separate economics from a cash flow perspective. The Company also has not presented and does not plan to present disaggregated revenue by timing of transfer of goods or services to a customer or by sales channels in its future earnings releases, annual reports, or investor presentations.

The Company disaggregates its revenue by geographic markets and by subscription and service categories (i.e., Confluent Platform, Confluent Cloud, and services), which it believes enables users of its consolidated financial statements to understand how the Company’s revenue impacts its financial position and results of operations. This disaggregation is meaningful to the Company and its investors as extending its global reach is one of the key factors affecting the Company’s performance. The Company believes it has met the disclosure objective in ASC 606-10-50-5 and that no additional disaggregation is necessary.

11. Stock Option Plans

Tender Offer and Secondary Sales, page F-30

18. We note that in connection with a tender offer and secondary sales of your common stock and convertible founder stock, stock-based compensation expense for the year ended December 31, 2020 included $111.9 million of expense related to the amount paid in excess over the estimated fair value of your common stock as of the date of the transactions. We further note that each share of convertible founder stock is convertible into redeemable convertible preferred stock if purchased by an investor in conjunction with a round of preferred stock financing or if otherwise transferred or sold, each share of convertible founder stock is convertible into Class B common stock, except in the case of certain permitted transfers. Please help us better understand why you recorded stock-based compensation expense in each of these transactions in excess of the estimated fair value of your common stock. Clarify whether you recorded stock-based compensation expense in connection with the sales of the common stock since it would seem that only the shares of convertible founder stock that were converted into shares of Series E redeemable convertible preferred stock would have preferential rights, which would seem to have a fair value in excess of the estimated fair value of your common stock. Explain whether the exchange of common stock in these transactions was an exchange of similar securities. Cite the specific guidance in ASC 718 that you relied upon in making this determination.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

The Company supplementally advises the Staff that the $111.9 million of stock-based compensation expense for the year ended December 31, 2020 included $76.3 million of stock-based compensation expense resulting from the purchase of 7,284,182 shares of the Company’s convertible founder stock and 1,883,233 shares of the Company’s common stock in July 2020 at a price of $14.9687 per share from certain directors, employees, and non-employees (the “Tender Offer”). In addition, $20.8 million and $14.8 million of stock-based compensation expense was included in total stock-based compensation expense resulting from the purchase of 2,632,747 shares of the Company’s common stock from a director at a price of $14.9687 per share, and 2,142,900 shares of the Company’s common stock from a director and an employee of the Company at a price of $14.00 per share in September 2020, respectively (the “Secondary Sales”). The purchasers involved in both the Tender Offer and the Secondary Sales included existing investors and new investors, certain of whom were unable to participate in previous rounds of preferred stock financing.

As noted by the Staff in its Comment, the convertible founder stock is convertible into shares of preferred stock issued in a preferred stock financing if the convertible founder stock is purchased by an investor in connection with such equity financing of the Company. The Company supplementally advises the Staff that this “conversion feature” should not be viewed as being analogous to a more traditional conversion feature for several reasons. The terms and conditions of the preferred stock to be issued in a subsequent round of financing are undefined prior to such financing. For example, the shares issued in a future round of financing may not necessarily afford the holder of those shares substantially senior rights relative to the common shares with respect to dividends, redemption rights, and conversion rights. Additionally, the term “in connection with” is not specifically defined in the Company’s certificate of incorporation, and as such, the Company has discretion as to whether a purchase and sale transaction of convertible founder stock is truly in connection with a preferred stock financing. Finally, the Company must approve the issuance of the preferred stock to be issued upon such conversion, which would only be done if the Company reasonably determined, in its discretion, that such transaction was done in connection with a preferred stock financing transaction. If these conditions are not satisfied at the time the convertible founder stock is transferred or sold, then such shares of convertible founder stock automatically convert into common stock. In addition, other than the conversion feature of the convertible founder stock discussed above, the convertible founder stock has the same rights and privileges as the Company’s common stock. The 7,284,182 shares of convertible founder stock purchased by third party investors in the Tender Offer were deemed to be purchased in connection with the Company’s Series E preferred stock financing. Therefore, such shares automatically converted into Series E redeemable convertible preferred stock of the Company upon the closing of the Tender Offer. This conversion was only possible because the Company had concluded that the Tender Offer was conducted in connection with the Series E preferred stock financing, and the Board of Directors of the Company and the Company’s stockholders had approved an amendment to the Company’s certificate of incorporation to authorize such shares of Series E redeemable convertible preferred stock.

The receipt of Series E redeemable convertible preferred stock by the investors upon the conversion of the founder stock at the closing of the Tender Offer helped maximize the value of the Tender Offer for the Company’s employees, directors, and non-employees. As such, the Company concluded that the founder stock did not have incremental value to the common stock because the holders of the founder stock did not have the right to compel the Company to convert the shares into preferred stock and realize the incremental value associated with this feature without the Company’s approval at the time of the Tender Offer. Therefore, as of the date of the Tender Offer, the Company determined that the $14.9687 purchase price was $8.32 in excess of the fair value per share for both the convertible founder stock and common stock.

The Company supplementally advises the Staff that since many of the purchasers were holders of an economic interest in the Company, the sellers were employees and non-employees, and the Company facilitated the Tender Offer and Secondary Sales, the Company did not consider the sale price of the convertible founder stock and common stock to be indicative of the price of an arm’s-length transaction. Furthermore, the Company concluded that the transactions should be accounted for in accordance with the scope of ASC 718-10-15-4 and SAB Topic 5-T, both of which broadly state that costs incurred on behalf of the Company by holders of an economic interest are required to be attributed to the Company’s operations. As a result, the guidance in ASC 718-20-35-7 for repurchases of outstanding equity awards and the guidance in ASC 505-30-30-2 through 30-4 is required to be applied, even if the Company was not the purchaser. This guidance requires consideration of whether a purchase of equity is at fair value, and if not, to identify any unstated rights, privileges, or compensatory elements that are required to be recognized. Based on the assessment described above, the Company determined that the transaction price of the Tender Offer was in excess of the fair value of the convertible founder stock and the common stock tendered, and this excess value represented compensation cost for services rendered by the directors, employees, and non-employees. As such, the Company recorded $76.3 million of stock-based compensation expense to account for the $8.32 per share amount by which the shares of convertible founder stock and common stock were purchased in excess of their fair value determined as of the date of the transaction.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

May 6, 2021

With respect to the Secondary Sales, for the Secondary Sale of 2,632,747 shares of the Company’s common stock from a director to an existing holder of an economic interest in the Company, the Company concluded that the transaction price per share was $7.89 in excess of the fair value per share of common stock as of the date of the transaction as previously determined by the Board, and similarly concluded that this excess value represented a compensatory element to the transaction. As such, the Company recorded $20.8 million of stock-based compensation expense.

For the Secondary Sale of 2,142,900 shares of the Company’s common stock, the purchaser was a new investor and not affiliated with the Company. However, the sellers in this Secondary Sale included a director and an employee of the Company. Although the purchaser in this Secondary Sale was not a holder of an economic interest in the Company immediately prior to the transaction, the Company concluded it had facilitated the transaction. Accordingly, the Company concluded that the incremental fair value should be recorded as compensation expense for the sellers’ services to the Company. As such, the Company recorded $14.8 million of stock-based compensation expense to account for the $6.92 per share amount by which the common stock was purchased in excess of its fair value as of the date of the transaction as previously determined by the Board.

The Company advises the Staff that it relied upon the principles of ASC 718-10-15-4 and ASC 718-20-35-7 in classifying and recognizing the $76.3 million stock-based compensation expense associated with the Tender Offer and the $20.8 million and $14.8 million stock-based compensation expense associated with the Secondary Sales.

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of any such written communications under separate cover.

* * *

Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely, Cooley LLP /s/ Jon C. Avina Jon C. Avina

cc:	Steffan Tomlinson, Confluent, Inc.

Melanie Vinson, Confluent, Inc.

Siana Lowrey, Cooley LLP

Milson Yu, Cooley LLP

John Savva, Sullivan & Cromwell LLP

Sarah Payne, Sullivan & Cromwell LLP

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com